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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----             -----


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No   X
                                  -----       -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ST ASSEMBLY TEST SERVICES LTD
                                       By:


                                       /s/ Tan Lay Koon
                                       -----------------------------------------
                                       Name :Tan Lay Koon
                                       Title:President & Chief Executive Officer
                                       Date : 10 February, 2004

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On February 10, 2004, ST Assembly Test Services Ltd ("STATS"), a Singapore
public company limited by shares, and ChipPAC, Inc., a Delaware corporation ("ChipPAC"), announced that they had entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of STATS will merge with ChipPAC (the "Merger") and ChipPAC will become a wholly owned subsidiary of STATS. Pursuant to the Merger, each share of Class A common stock, par value US$0.01 per share, of ChipPAC (the "ChipPAC Common Stock") will be converted into the right to receive 0.87 American Depositary Shares of STATS ("STATS ADSs").

Consummation of the Merger is subject to certain conditions, including approval of the STATS and ChipPAC shareholders, expiration of the Hart-Scott-Rodino antitrust waiting period in the United States, receipt of a private letter ruling from U.S. tax authorities relating to the tax treatment of the Merger for ChipPAC stockholders and other customary conditions. Singapore Technologies Semiconductors Pte Ltd has entered into a voting agreement pursuant to which it has agreed to vote 59% of the outstanding capital stock of STATS which it owns in favor of the issuance of STATS ADSs in connection with the Merger and certain other related matters. In addition, certain of ChipPAC's stockholders who own, in the aggregate, approximately 18% of the outstanding ChipPAC Common Stock, have entered into a voting agreement pursuant to which they have agreed to vote in favor of the Merger.

A copy of the press release, dated February 10, 2004, issued by STATS and ChipPAC relating to the proposed Merger is attached hereto.


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February 10, 2004
JOINT PRESS RELEASE
                        STATS AND CHIPPAC AGREE TO MERGE
  - CREATING WORLD'S PREMIER SEMICONDUCTOR TEST AND ASSEMBLY SOLUTIONS COMPANY

ST Assembly Test Services Ltd ("STATS"- Nasdaq: STTS and SGX: ST Assembly) and ChipPAC, Inc. (Nasdaq: CHPC), today announced the signing of a definitive agreement for the companies to merge in a stock-for-stock transaction to create one of the world's premier independent semiconductor assembly and test solutions company.

The combined company expects to have over US$1 billion in revenues in 2004. It will be the 2nd largest test house and will have leadership in mixed signal testing. It will also have one of the broadest portfolios of assembly products and leadership in advanced packaging technologies such as stacked die, SiP and wafer level packaging. The new company will have a global blue-chip roster of major semiconductor customers and a global manufacturing footprint spanning China, Korea, Malaysia, Singapore, Taiwan, and the United States with close proximity to the major hubs of wafer fabrication, providing customers with total supply chain solutions. It will also be able to combine exposure to the fastest growing end user segments, such as communications and digital consumer electronics, with one of the strongest balance sheets in the industry.

Under the terms of the agreement, ChipPAC shareholders will receive 0.87 STATS American Depositary Shares (ADS) for each share of ChipPAC common stock. Based on STATS ADS closing price of US$13.34 on February 9, 2004, the aggregate value of the transaction is approximately US$1.6 billion. STATS and ChipPAC shareholders will own approximately 54% and 46% of the combined company, respectively, on a fully-converted basis. Charles Wofford, Chairman of STATS, will remain Chairman of the combined company, Dennis McKenna, Chairman and Chief Executive Officer of ChipPAC, will be the Vice-Chairman, and Tan Lay Koon, President and Chief Executive Officer of STATS, will be the President and Chief Executive Officer of the combined company. The Board of Directors of the combined company will have 11 members, with STATS designating 7 members, and ChipPAC designating 4 members. The new company is proposed to be named STATS ChipPAC Ltd, and it will be headquartered in Singapore.

Tan Lay Koon said, "This merger will enable the combined company to be a global player who can provide fully integrated, multi-site, unparalleled end to end assembly and testing solutions, by combining the testing excellence of STATS, with the package development and manufacturing assembly excellence of ChipPAC. We believe this is a powerful differentiating factor and a very compelling value proposition for our customers. Importantly, the combined company will have a robust platform for growth as one of the world's leading independent suppliers of high end packaging design, assembly and test solutions, with the scale structure and financial position to invest in our customers' future growth.

We will be a leader in the fastest growing markets - communications, consumer and multi-applications - with significant exposure to the important computing and industrial segments. Our product portfolio will include the most advanced test and assembly technologies, such as mixed signal test, strip test, chip-scale, stacked die, flip-chip, wafer level and system-in-package technologies, and wafer bumping capabilities. Together, we will have even greater breadth and diversity of customers, with a well-positioned and balanced customer base of IDMs, fabless and foundries. Nearly every major semiconductor company will be our customer."

Dennis McKenna said, "We will be the only global player with major manufacturing facilities in all of the world's major foundry hubs - Taiwan, China, Korea and Singapore. This is another differentiating factor for the combined entity, as it allows us to provide total supply chain solutions for our major customers. The complementary nature of our customer base will also allow us to increase our value proposition to them by offering the best products and services from the combined company. In addition, we will be able to leverage our collective R&D base of over 250 engineers, one of the largest in the industry, to ensure continued leadership in advanced semiconductor packaging and test. This will allow the company to effectively pursue adjacent markets for electronic component integration. This is a very beneficial combination for our customers, employees and shareholders. This diversification, combined with one of the

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strongest balance sheets and credit profiles post-merger, will provide customers, employees and shareholders with added confidence."

"Due to the complementary nature of this merger, we believe that the integration will be straightforward, and will have minimal impact on employees and the operations of our existing plants. Therefore, we will be able to maintain our focus on the business and our customers throughout the integration, and position ourselves to take advantage of the coming upturn. We expect US$25 million to US$30 million in annual cost savings. Further savings from capital avoidance, interest savings and longer term revenue synergies are also expected," said Lay Koon.

The Boards of Directors of both companies have approved the definitive agreement. The transaction is subject to customary regulatory approvals and shareholder votes and is expected to close by the end of the second quarter of calendar year 2004.

Morgan Stanley served as financial advisor to STATS and Credit Suisse First Boston advised ChipPAC.

Two conference calls have been scheduled. The first conference call has been scheduled for 3:15pm in Singapore on February 10, 2004. This will be 4:15pm in Tokyo, 2:15am in New York, and 7:15am in London, all on February 10, and 11:15pm in San Francisco on February 9th. The call may be accessed by calling (1) 719-457-2618 and referencing confirmation code 345790. The playback will be available approximately nine hours after the conclusion of the conference call at 12am Singapore time on February 11, and is accessible by dialing (1) 719-457-0820 and referencing confirmation code 345790.

The second conference call has been scheduled for 8am in New York on February 10, 2004. This will be 9pm in Singapore, 10pm in Tokyo, 5am in San Francisco, and 1pm in London, all on February 10. The call may be accessed by calling (1) 706-679-4456 and referencing confirmation code 5482406. The playback will be available approximately three hours after the conclusion of the conference call at 11am New York time on February 10, 2004, and is accessible by dialing (1) 706-645-9291 and referencing confirmation code 5482406.

During both calls, a portion of time has been set aside for analysts and interested investors to ask questions on the merger.

The companies will also make available the audio webcasts of both calls at http://www.stts.com and http://www.chippac.com from 11am New York time on February 10. This will be 12am Singapore time on February 11. The webcasts will be available up till February 17, 2004.


ABOUT ST ASSEMBLY TEST SERVICES LTD (STATS)

STATS is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications, such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.


ABOUT CHIPPAC, INC.

ChipPAC is a full portfolio provider of semiconductor packaging, design, assembly, test and distribution services. The company is a leader in advanced packaging services that address the needs of semiconductors used in wireless communications, including flip-chip, chip-scale and stacked die technologies. The company combines a history of innovation and service with more than a decade of experience satisfying some of the largest customers in the industry. With advanced process technology capabilities and a global manufacturing presence spanning Korea, China, Malaysia and the United States, ChipPAC has a reputation for providing dependable, high quality packaging solutions. ChipPAC is publicly traded on the Nasdaq National Market under the symbol CHPC. Further information is available at www.chippac.com.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC (including without limitation as described in the quotations from management in this press release), as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close; that the closing may be delayed; the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect STATS' business and financial results is included in STATS' Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and in its Report on Form 6-K disclosing its results of operations for the quarterly period ended September 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. More information about potential factors that could affect ChipPAC's business and financial results is included in ChipPAC's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and in its Report on Form 10-Q for quarterly period ended September 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the SEC and available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.


ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

STATS and ChipPAC intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed merger (the "Merger") involving STATS and ChipPAC pursuant to the terms of an Agreement and Plan of Merger and Reorganization among STATS and ChipPAC Merger, Inc., a wholly owned subsidiary of STATS, and ChipPAC. A shareholders' circular to be issued by STATS will be mailed to the shareholders of STATS and the proxy statement/prospectus will be mailed to the stockholders of ChipPAC respectively. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders' circular and the ChipPAC proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about STATS, ChipPAC and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by STATS or ChipPAC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STATS by contacting STATS Investor Relations in the United States at telephone
(408) 5860608 or email daviesd@statsus.com, or in Singapore at telephone (65) 68247705 or email angelaine@stats.st.com.sg. Investors and security holders may obtain free copies of the documents filed with the SEC by ChipPAC by contacting ChipPAC Investor Relations, ChipPAC Incorporated, 47400 Kato Road, Fremont, CA 94538, telephone (510) 979-8220 or email ir@chippac.com or David Pasquale at telephone (646) 536-7006 or email dpasquale@theruthgroup.com. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders' circular, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

STATS, Mr. Tan Lay Koon, STATS' President and Chief Executive Officer, and certain of STATS' other executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Tan and certain of STATS' other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

ChipPAC, Mr. Dennis McKenna, ChipPAC's President and Chief Executive Officer, and certain of ChipPAC's other executive officers and directors may be deemed to be participants in the solicitation of

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proxies of ChipPAC's stockholders in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. McKenna and ChipPAC's other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.